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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

DESERT SUN MINING CORP.

(Exact name of Registrant as specified in its charter)

_____________________Canada_____________________

(Jurisdiction of incorporation or organization)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada  M5H 2M5

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             16,825,108

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 54

DESERT SUN MINING CORP.

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Introduction                                                                 3

PART I

Item 1.  Identity of Directors, Senior Management and Advisors               4

Item 2.  Offer Statistics and Expected Timetable                             7

Item 3.  Key Information                                                     7

Item 4.  Information on the Company                                         14

Item 5.  Operating and Financial Review and Prospects                       26

Item 6.  Directors, Senior Management and Employees                         29

Item 7.  Major Shareholders and Related Party Transactions                  38

Item 8.  Financial Information                                              40

Item 9.  The Offer and Listing                                              40

Item 10. Additional Information                                             43

Item 11. Quantitative and Qualitative Disclosures About Market Risk         52

Item 12. Description of Securities Other Than Equity Securities             52

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     52

Item 14. Material Modifications to the Rights of

         Security Holders and Use of Proceeds                               52

Item 15. Controls and Procedures                                            52

Item 16. Reserved                                                           52

Item 16A.  Audit Committee Financial Expert                                 52

Item 16B.  Code of Ethics                                                   52

Item 16C.  Principal Accountant Fees and Services                           52

Item 16D.  Exemptions from the Listing Standards for Audit Committees       52

PART III

Item 17. Financial Statements                                               53

Item 18. Financial Statements                                               53

Item 19. Exhibits                                                           54

Mining Glossary                                                             55

Financial Statements                                                        57

Signatures                                                                  74

INTRODUCTION

Desert Sun Mining Corp. was continued on 3/20/2003 under the Canada Business Corporations Act and is now organized under the laws of Canada.  In this Registration Statement, the “Company”, "we", "our", and "us", refer to Desert Sun Mining Corp. and its subsidiaries collectively (unless the context otherwise requires).  Summary discussions of documents referred to in this Registration Statement may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario, Canada  M5H 2M5; our telephone number is 416-861-0341.

BUSINESS OF DESERT SUN MINING CORP.

Desert Sun Mining Corp. (the “Company") is a mineral company engaged directly and indirectly through subsidiaries, in the acquisition and exploration of mineral properties.  The Company's primary property is the Jacobina Mine Property located in the state of Bahia, in northeastern Brazil.  The Company completed a formal bankable/economic/legal feasibility study in August 2003.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists the Directors of the Company as of 8/31/2003.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

                                                            Date First Elected

Name                                   Age                        or Appointed

------------------------------------------------------------------------------

Stan Bharti (2)                        51                        February 2002

Peter Bojtos (1) (3)                   54                            June 2002

Gerald P. McCarvill (1) (2)            57                            July 2002

Nancy McInerney-Lacombe (1) (2)        50                            July 2003

Dr. William Pearson (2)                51                          August 2002

Kenneth Taylor (1) (4)                 69                       September 2002

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  Resident/Citizen of Ontario, Canada.

     Business address: c/o Desert Sun Mining Corp.

                           65 Queen Street West

                           Suite 810, P.O. Box 67

                           Toronto, Ontario, Canada  M5H 2M5

(3)  Resident/Citizen of Colorado, United States

     Business Address:  2582 Taft Court

                        Lakewood, Colorado, United States  80215

(4)  Resident/Citizen of New York, United States

     Business Address:  1775 York Avenue, Suite 29H

                        New York, New York, United States  10128

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists the Senior Management of the Company as of 8/31/2003.  The Senior Management serve at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

                                                                 Date of First

Name                   Position                      Age           Appointment

------------------------------------------------------------------------------

Stan Bharti (1)        President                     51          February 2002

Mark Brennan (1)       VP of Business Development    40            August 2002

Kam Gill (1)           Corporate Secretary           34              July 2002

Kurt Menchen (2)       VP of Operations              53          February 2003

Gerald McCarvill (1)   Chairman of the Board         57              July 2002

William Pearson (1)    VP of Exploration             51              June 2002

Stephen Woodhead (1)   Chief Financial Officer       37               May 2003

------------------------------------------------------------------------------

(1)  Resident/Citizen of Ontario, Canada

     Business Address:  c/o Desert Sun Mining Corp.

                        65 Queen St. West

                        Suite 810, P.O. Box 67

                        Toronto, Ontario, Canada  M5H 2M5

(2)  Resident/Citizen of Rio Grande de Sol, Brazil

     Business Address:  Juvenil Felix N3240

                        Parone Santana

                        Jacobils-44700-000

                        Bahia, Brazil

______________________________________________________________________________

______________________________________________________________________________

Stan Bharti's business functions, as President of the Company, include leading the search for businesses opportunities, strategic planning, business development, operations, financial administration, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and payment/organization of the expenses/taxes/ activities of the Company, and reporting to Board of Directors.  The President shall be the Chief Executive Officer and, subject to the authority of the Board, shall have general supervision of the business of the Company, and shall have other powers and duties as the Board may specify.

Mark Brennan’s business functions, as VP of Business Development, include Institutional Sales, Trading, Corporate Finance, Corporate Advisory, and Marketing services.  He is responsible for the creation and distribution of promotional materials, in addition to liaising with shareholders and potential investors.

Kam Gill’s business functions, as Corporate Secretary, include assisting the President with financial and corporate administrative matters.  The Secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and shall have such other powers and duties as the Board of the chief executive officer may specify.  The secretary may delegate all or part of the secretary’s duties to a nominee from time to time.

Gerald McCarvill’s business functions, as Chairman of the Board, include overseeing Board meetings, liaising with shareholders and potential investors and creating awareness and recognition for the Company by giving presentations to shareholders and the financial community at large.

William Pearson’s business functions, as VP Exploration, include management of the Company’s exploration projects including technical direction, supervision of staff and budget control.  He also is responsible for identifying new exploration opportunities and, following agreement with the President/CEO, acquiring new mineral exploration properties of merit.

Stephen Woodhead’s business functions, as Chief Financial Officer, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company.  He assists in ensuring the Company’s compliance with all statutory and regulatory compliance.

Kurt Menchen’s business functions, as VP of Operations, include supervising the Jacobina Mine’s exploration and development as well as ongoing care and maintenance.  He is responsible for the day-to-day operation of the Jacobina Mine (in conjunction with William Pearson) and he serves as the Company’s representative with the Brazilian authorities and community at large.

1.B.  Advisors

The Company’s attorneys are: Cassels Brock & Blackwell LLP

                             2100 Scotia Plaza

                             40 King Street West

                             Toronto, Ontario, Canada  M5H 3C2

1.C.  Auditors

The Company’s auditors for its financial statements for each of the preceding three periods was DeVisser Gray, Chartered Accountants, 905 West Pender Street, Suite 401, Vancouver, BC Canada V6C 1L6.  They are members of the British Columbia Institute of Chartered Accountants.

Following the relocation of the Company’s corporate offices to Toronto, DeVisser Gray has been replaced for the 2003 fiscal year by McGovern, Hurley, Cunningham LLP, 2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M5J 5B4.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2002/2001/2000 ended August 31st was derived from the financial statements of the Company that have been audited by DeVisser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 1999/1998 ended August 31st was derived from the financial statements of the Company that were audited by Staley, Okada, Chandler & Scott, independent Chartered Accountants; these financial statements are not included herein.

The selected financial data as at and for the nine-month periods ended 5/31/2003 and 5/31/2002 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

                    Unaudited Nine Month    Year    Year    Year    Year    Year

                         Ended     Ended   Ended   Ended   Ended   Ended   Ended

                     5/31/2003 5/31/2002 8/31/02 8/31/01 8/31/00 8/31/99 8/31/98

CANADIAN GAAP

Sales Revenue              $0        $0       $0      $0      $0      $0      $0

Loss From Operations   ($1617)     ($22)   ($125)   ($39)   ($69)  ($904)  ($312)

Loss for the Period    ($1617)     ($22)   ($125)   ($39)   ($69)  ($904)  ($312)

Basic Loss per Share   ($0.07)   ($0.00)  ($0.01) ($0.00) ($0.01) ($0.07) ($0.02)

Dividends Per Share     $0.00     $0.00    $0.00   $0.00   $0.00   $0.00   $0.00

Wtg. Avg. Shares (000)  23502     15536    15780   13801   13003   13013   12731

Period-end Shares O/S   26761     16036    16825   15536   12992   13013   13004

--------------------------------------------------------------------------------

Working Capital         $3603              $1760   ($175)  ($134)  ($286)   ($46)

Mineral Properties      $1607                $35     $23     $11       0    $650

Long-Term Debt, etc.        0                  0       0       0       0       0

Capital Stock           13687               7133    6938   $6693   $6693    6688

Shareholders’ Equity     5229               1796    (145)   (115)   (283)    616

Total Assets             5268               1812      32      31      16     757

--------------------------------------------------------------------------------

US GAAP

Net Loss               ($3188)     ($47)   ($138)   ($51)   ($80)

Loss per Share         ($0.14)   ($0.00)  ($0.01) ($0.00) ($0.01)

Wtg. Avg. Shares (000)  23052     14990    15234   13255   12456

Mineral Properties          0                 $0      $0

Shareholders’ Equity    $3657              $1784   ($177)

Total Assets            $3697              $1800     $19

--------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation through 5/31/2003 under US GAAP was

     ($10,396,412).

(2)  a) Under SEC interpretation of US GAAP, all costs related to exploration-

        stage properties are expensed in the period incurred.

     b) Under US GAAP, contingently cancelable common shares are excluded from the calculation of weighted average number of shares.

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended August 31st, the average rates for the period, and the range of high and low rates for the period.  The data for the nine-month periods ended 5/31/2003 and 5/31/2002 is provided, as is the data for each month during the most recent six months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

August 2003                                              1.41     1.38    1.39

July 2003                                                1.41     1.34    1.41

June 2003                                                1.38     1.33    1.36

May 2003                                                 1.42     1.34    1.37

April 2003                                               1.48     1.43    1.43

March 2003                                               1.49     1.47    1.47

------------------------------------------------------------------------------

Nine Months Ended 5/31/2003                     1.51     1.60     1.34    1.37

Nine Months Ended 5/31/2002                     1.58     1.61     1.53    1.53

------------------------------------------------------------------------------

Fiscal Year Ended 8/31/2002                     1.57     1.61     1.51    1.56

Fiscal Year Ended 8/31/2001                     1.53     1.58     1.47    1.55

Fiscal Year Ended 8/31/2000                     1.47     1.51     1.44    1.47

Fiscal Year Ended 8/31/1999                     1.51     1.56     1.45    1.50

Fiscal Year Ended 8/31/1998                     1.45     1.57     1.37    1.57

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 5/31/2003.  As of 5/31/2003, the Company has cash and cash equivalents totaling $3.6 million.  The Company has no significant debt outstanding as of 5/31/2003 and had issued and outstanding common shares of 26.8 million.  Subsequent to 5/31/2003, the Company: completed in July 2003 a $5 million private placement of 4.5 million units of common shares and warrants; and completed in September 2003 a $11.2 million private placement of 8.1 million common shares.

Table No. 5

Capitalization and Indebtedness

May 31, 2003

______________________________________________________________________________

______________________________________________________________________________

Shareholders’ equity:

  Common Shares, no par value;

  Unlimited number authorized

    26,760,529 shares issued and outstanding                      $13,687,304

  Contributed Surplus                                                 367,125

  Retained Earnings (deficit)                                     ($8,825,519)

  Net Stockholders’ Equity                                         $5,228,910

TOTAL CAPITALIZATION                                               $5,228,910

------------------------------------------------------------------------------

8/31/2003

Stock Options Outstanding:     3,033,497

Warrants Outstanding:          7,629,171

Preference Shares Outstanding: nil

Capital Leases: $nil

Guaranteed Debt: $nil

Secured Debt: $nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Company is Incorporated in Canada, Which has Different Laws

The articles/by-laws and the laws of Canada are different from those typical in the United States.  However, the typical rights of investors in Canadian companies differ only modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Registration Statement.

Dependence Upon Key Management Employees

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Senior Management, including its President, Stan Bharti, its V.P. of Exploration, William Pearson, its V.P. of Business Development, Mark Brennan, its V.P. of Operation, Kurt Menchen, and its CFO, Stephen Woodhead.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance; however, there are written consulting agreements with the following: Gerald McCarvill, Stan Bharti, William Pearson, Mark Brennan, Kurt Menchen and Stephen Woodhead.

Management and Directors Are Associated with Other Resource Companies

Certain of the Directors and Senior Management of the Company are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources.  As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company’s Stockholders

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Dilution Through Employee/Director/Consultant Options

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

Stock Market Price and Volume Volatility

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  The market price of metals is highly speculative and volatile.  Instability in metal prices may affect the interest in mining properties and the development of production from such properties and may adversely affect the Company’s ability to raise capital to explore existing or new mineral properties.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Need for Additional Financing

The Company is engaged in the business of exploiting mineral properties.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, has experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2004.  If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.

History of Losses

The Company has a history of losses: ($125,421), ($38,569), and ($68,822) in Fiscal Year 2002/2001/2000, respectively and ($1,616,780) in the first Nine Months of Fiscal 2003.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand work on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the Toronto Stock Exchange, and the price of our common shares ranged from CDN$0.21 (low) to CDN$0.99 (high) during the period from 1/1/2002 to 12/31/2002.  The closing price of our shares on 9/22/2003 was CDN$1.67.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated under the laws of Canada under the Canada Business Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Desert Sun Mining Corp. and its subsidiaries hereinafter also are referred to as the "Company".  The Company was incorporated in May 1980.  In May 2002, the Company entered into an agreement with William Multi-Tech Inc. and on January 2003, William changed its name to Valencia Ventures Inc. (“Valencia”).  The agreement is to earn a 51% interest in Valencia’s wholly owned subsidiary, Jacobina Mineracao e Comercio.  To earn the 51% interest, the Company is required to spend US$2,000,000 exploring the Jacobina property prior to 12/31/2004. In September 2002, the Company entered into an agreement to acquire the remaining 49% interest in the Jacobina Property for CDN$5 million in cash or stock, 90 days after earning its initial 51% interest.

The Company’s executive office is located at:

   65 Queen Street, Suite 810, P.O. Box 67

   Toronto, Ontario, Canada  M5H 2M5

   Telephone: (416) 861-0341

   Facsimile: (416) 861-8165.

   Website: http://www.desertsunmining.com

   Email: kgill@desertsunmining.com

The contact person is:

   Kam Gill, Corporate Secretary

The Company's fiscal year ends August 31st.

The Company's common shares trade on the Toronto Stock Exchange in Toronto under the symbol “DSM”.  The Company’s common shares were listed on the Berlin Stock Exchange under trading symbol “DRT”, on 6/9/2003.

The Company has an unlimited number of common shares without par value authorized.  At 8/31/2002, the end of the Company's most recent fiscal year, there were 16,825,108 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

On 5/21/1980, the Company was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  On 8/20/1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd.  On 2/20/1986, the Company changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia.  On 3/11/1991, the Company changed its name to Yellow Point Mining Corp.  On 8/26/1994, the Company changed its name to Desert Sun Mining Corp.  Desert Sun Mining Corp. was continued on 3/20/2003 under the Canada Business Corporations Act and is now organized under the laws of Canada.

The following chart sets forth the names of the subsidiaries of the Company, their respective jurisdictions of incorporation and the Company’s current voting and equity interest therein.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

______________________________________________________________________________

Date          Nature of Share Issuance     Number of Shares     Capital Raised

------------------------------------------------------------------------------

Fiscal 1999   Warrants Exercised             5,000 Common Shares        $1,150

  5/18/2000   Private Placement          2,500,000 Special Warrants   $262,500

Fiscal 2002   Options Exercised            789,290 Common Shares       $94,715

  5/21/2002   Private Placement            500,000 Units              $100,000

 9/02/2002    Private Placement          5,000,000 Special Warrants $2,000,000

11/30/2002    Options Exercised            114,290 Common Shares       $13,714

 1/31/2003    Warrants Exercised           120,000 Common Shares       $60,000

 2/28/2003    Private Placement          4,701,065 Units            $4,701,065

 7/08/2003    Warrants Exercised            65,000 Common Shares       $18,200

 7/09/2003    Warrants Exercised           300,000 Common Shares       $84,000

 7/09/2003    Options Exercised            100,000 Common Shares       $40,000

 7/09/2003    Options Exercised            650,000 Common Shares      $182,000

 7/15/2003    Warrants Exercised            25,000 Common Shares        $7,000

 7/15/2003    Options Exercised             37,500 Common Shares       $14,250

 7/29/2003    Options Exercised             10,000 Common Shares        $3,800

 7/31/2003    Options Exercised             50,000 Common Shares       $19,000

 8/21/2003    Warrants Exercised           300,000 Common Shares      $150,000

 8/29/2003    Warrants Exercised            25,000 Common Shares       $31,250

 7/22/2003    Private Placement          4,545,455 Units            $5,000,000

 9/10/2003    Private Placement          8,115,000 Common Shares   $11,198,700

Capital Expenditures

Fiscal 1998:    $353,880 for mineral property exploration

                  $3,700 for mineral property acquisition

                  $2,260 for security deposit

                $355,320 for investing activities

Fiscal 1999:     $92,080 for mineral property exploration

                  $2,315 for security deposit

                 $89,765 for investing activities

Fiscal 2000:     $10,685 for mineral property exploration

Fiscal 2001:      $4,204 for mineral property exploration

Fiscal 2002:      $35,836 for mineral property exploration

FY2003-to-5/31/2003:  $1,470,893 for mineral property exploration

                        $100,000 for mineral property acquisition

                         $22,928 for capital assets

                      $1,593,821 for investing activities

4.B.  BUSINESS OVERVIEW

Description and Growth of Jacobina Property

In January 2002, the Company entered into a letter of intent with Valencia Ventures Inc. (formerly    William Multi-Tech Inc. and previous to that William Resources Inc.) (“Valencia”) whereby Valencia agreed to option its Jacobina paleoplacer gold property in Brazil to the Company.  In May 2002 the Company entered into a revised agreement with Valencia, whereby Valencia granted to the Company the option to earn a 51% interest in Valencia’s wholly owned subsidiary, Jacobina Mineracao e Comercio S.A., which owns the mineral rights, mines and a 4,000 tonne per day plant.  In September 2002, the Company entered into an agreement to acquire the remaining 49% interest in the Jacobina Property for CDN$5 million in cash or stock, 90 days after earning its initial 51% interest.

The Company’s Jacobina gold property has a known body of commercial grade ore, which until 1998 included a producing mine.  In 1998 the mine was shut down due to high production costs and low gold prices.

With increased gold prices and a significantly devalued Brazilian currency, the Company believes that this mine can now be reopened and operated on a profitable basis.  Since that time, the Company’s management has acquired the necessary financing to undertake an exploration and development program on the property.

To fund acquisition and exploration, the Company has completed several private placements of equity since Fiscal 2002, issuing approximately 24 million common shares and raising approximately $23 million.

In September 2002, the Company commenced Phase I exploration; Phase I comprised 12 holes, totalled 2,247 meters, cost approximately US$500,000, and was completed in early Calendar 2003.

Desert Sun chose the targets for the Phase I drilling on the following basis:

a.  evidence of significant gold mineralization in limited previous drilling and/or garimpos;

b.  targets with potential for higher grade gold mineralization (greater than five grams of gold per tonne) over mineable widths (greater than four metres);

c.  targets with potential for open pittable resources (greater than 1.5 grams of gold per tonne);

d.  targets where wide spaced drilling has the potential to outline substantial extensions to known mineralization or indicate major new zones of mineralization; and

e.  areas where, if sufficient resources can be outlined, future mining either by open pit or underground could be carried out with little difficulty.

Because of the abundance of targets which met these criteria and the limited drill budget available, the holes drilled in Phase I were selected based on their potential to be “impact holes”.  An impact hole is a target where a positive drill result would indicate significant potential to outline substantive additional mineral resources.

The Phase I exploration program was successful and met its objective of demonstrating the high potential for outlining additional mineral resources at Jacobina.  Highlights of the program include:

a.  significant gold values returned in all six major target areas tested;

b.  major extension of João Belo mine mineralized stratigraphy;

c.  major open pit exploration target area identified at Morro do Vento;

d.  indication of substantial areas of potentially bulk-mineable/open-pittable zones in Intermediate Reefs;

e.  an extensive hydrothermal gold mineralization overprint identified over a

    100-kilometre strike length; and

f.  greatly increased understanding of geology and controls on mineralization at Jacobina.

The Phase I results, combined with the previous data and drilling at the mines, indicate a continuous mineralized zone up to 10 kilometers long of low grade, potentially open-pittable material within 50-60 meters of surface, which is ideal for bulk open pit mining. Although the current drill program consists of shallow holes of less than 100 meters true depth, past drilling and data from this belt indicates the mineralization extends to a depth of at least 500 meters.

Phase II Exploration Program commenced in March 2003 and included 29-drill holes covering approximately 8,000 meters of NQ diamond drilling, induced polarization (IP) geophysical surveys, and continuation of the regional exploration program. The budget for the program is US$1.5 million.  Upon completion, the Company will have earned a 51% interest in the Jacobina property and trigger its option to acquire the remaining 49%.

The first stage in the Phase II program was to delineate an open pittable mineral resource in the Intermediate reefs at Serra do Córrego that could be incorporated into the feasibility study as a starter pit for the existing mill in order to expedite production.  Subsequent drilling focused on testing more extensive potential open pittable targets in the same stratigraphy at Morro do Vento and Joao Belo Sul.

The first three holes were drilled into the Morro do Vento target zone, located 1.5 kilometers south of the existing Jacobina processing plant.  These first holes focused on the Intermediate reef package.  This stratigraphic package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 70 meters in width and extends along strike for two kilometers.  The results of the Company’s induced polarization geophysical survey at Morro do Vento indicate that the mineralized horizon likely extends over 400 meters down dip into the valley.

The Company is awaited final results of the rest of the Phase II program, which is ongoing.

In August 2003, the Company’s Feasibility Study Report on the Jacobina Mine Project was completed by SNC-Lavalin Engineers & Constructors (SNC).

Development Approach.  The Company’s current plans, which are the subject of this Feasibility Study, comprise the expansion, refurbishment and re-commissioning of the existing plant to process 4,200 ton/day or 1,512,000 ton/year, with mill feed being sourced from the Joao Belo, Basal Reef (Itapicuru) and Serra do Córrego mining areas. Joao Belo and Basal Reef were previously mined whereas the Serra do Córrego is a new planned mining area outlined by the current exploration program.

The Feasibility Study contemplates dewatering and further development of the past-producing Joao Belo Mine to produce 3,000 ton/day; development and dewatering of the Basal Reef deposit for mining at a rate of 800 ton/day; and development and mining of the recently defined Serra do Córrego deposit that is located approximately 2.5 kilometers from the plant with production to be 400 ton/day.

Mineral Resources.  The Feasibility Study considered the total measured and indicated mineral resources of 14,802,000 tonnes at 2.86 gram gold/ton containing 1,362,300 ounces of gold.

Mineral Reserves.  The Feasibility Study estimated the proven and probable mineral reserves based on a cut-off grade of 1.3 gram gold/ton to be 10,746,000 tonnes at 2.20 gram gold/ton containing 758,600 ounces of gold.

Mining and Processing.  The Feasibility Study concluded that the nominal target of 4,200 ton/day is attainable given the number, size of the deposits, mine layout and the time allowed for pre-production development.  Mining will be by sub-level open stoping methods.  Productivity rates have been generated from first principles.  It was estimated that approximately 8,860 meters of development advance would be required prior to production re-commencing.  The average grade of ore delivered to the mill over the life of the mine has been estimated to be 2.20 gram/ton at a sustained rate of 1.512 Mt following pre-production development.  The currently defined mineral reserves permit a seven-year mine life.

All three mines will operate on a trackless system with truck haulage to the new crushing facility to be built adjacent the existing processing plant eliminating the previous underground crushing as well as a complicated material handling system both at the plant and mines.

The Feasibility Study anticipated a design criteria and mass balances of the process plant for a throughput of 190 t/h to meet planned production requirements.  As a result of metallurgical tests on drill core from Serra do Córrego, the Feasibility Study concluded that a leach time of 24 hours will increase the recovery rate to 96.5% as compared to the historic rate of 92.3%.

Major improvements to the plant which will employ a conventional carbon-in-pulp recovery circuit include:

a.  Additional leach tanks will be added and the leach time increased from 16 hours to 24 hours;

b.  Modern instrumentation and automation will be implemented for better process control; and

c.  New tailings pumping system to be added to handle increased throughput.

Environmental.  Although SNC comments that an environmental impact assessment (EIA) is not specifically required by Brazilian regulation to restart a previous operating mining project, the Company commissioned a review of the environmental regulatory framework, a compilation of historic environmental data, a review of the proposed design for the Jacobina restart, the providing of a preliminary assessment of potential impacts and solicited suggested measures that could be incorporated into the design of the facility to minimize the significance of potential impacts and ensure compliance with applicable regulatory standards.  The Feasibility Study has concluded that:

a.  Risk of significant environmental contamination from effluent discharges and emissions is low;

b.  Risk of TMF failure or environmental contamination is low;

c.  Environmental permitting and approvals can be obtained in a timely manner;

d.  Risk of contamination following closure is low.

Economics  The capital cost is estimated by the Feasibility Study to be US$33,857,000 million, excluding sustaining capital and mine closure costs. Net of revenue from pre-production, the capital cost is $30,668,000.  The average operating cost has been estimated to be US$12.89/ton milled over the duration of the seven-year project.  The Company commissioned a preliminary study to examine the economics associated with the extension of the life of the mine by an additional eleven years.  Management was encouraged by the results of the study.

Implementation  Major milestones for the re-development plan for the Jacobina mine are summarized below:

a.  Approval to proceed with engineering:          October 2003

b.  Commence Joao Belo mine dewatering:            January 2004

c.  Commence pre-production mine development:        March 2004

d.  Commence process procurement activity:        December 2004

e.  Commence pre-start milling:                  September 2004

f.  Commence commissioning for full production:   November 2004

g.  Milling at full production:                    January 2005

Historical Evolution of the Company:  Fiscal 1999-Fiscal 2003

The Company actively examined exploration opportunities during Fiscal 1999, whereafter the Company negotiated a letter of intent dated 5/30/2000 whereby it was granted the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Alter Mining Agency, Sonora, Mexico. Under the terms of the agreement, to acquire a 60% interest the Company was required to make total cash payments of US$50,000 (US$5,000 paid), pay costs relating to the project since 6/30/1999 up to a maximum of US$5,000 (US$4,187 paid), issue 120,000 shares (44,000 issued) and incur $250,000 in exploration expenditures.  The Company could earn a further 20% interest by preparing a positive feasibility report on the project.  Upon the interest of the Company being determined under the earn-in, the parties would form a joint venture for the further development and operation of the project.

During Fiscal 2000, the Company continued its efforts relating to the acquisition and finalization of agreements pertaining to the Tubutama Borate Project.  The Company also completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL.  The Company terminated its involvement in the Tubutama Borate Project in Fiscal 2002 following receipt of notice that it was in default under the agreement governing such project and incurred a one-time, non-cash, write-off of costs totaling $23,249.

During Fiscal 2001, the Company performed no fieldwork and thus incurred limited expenditures.

In January 2002, the Company entered into a letter of intent to acquire the Jacobina gold property in Brazil.  In May 2002 the Company entered into a revised agreement whereby the Company was granted the option to earn a 51% interest in Valencias wholly owned subsidiary, Jacobina Mineracao e Comercio S.A., which owns the Jacobina gold property.  In September 2002, the Company entered into an option agreement to acquire the remaining 49% interest in the Jacobina gold property.

The Company is involved in a business that depends, for the most part, on the price of gold bullion, which affects the economics of the Company’s properties and can have an impact of the Company’s ability to raise capital through equity and/or debt financing.  The price of gold bullion began trading above US$300 per ounce and hit US$380 (in February 2003) for the first time since late 1996.  It is beyond the Company’s control to predict this trend in the future.

The Company’s primary objective is to explore and, if warranted, to develop existing properties.  Its secondary objective is to locate, evaluate and acquire other properties and to finance their exploration and development either through equity financing, by way of joint venture, option agreements or a combination thereof.  Identification of a commercial grade ore body and the ability of the Company to realize the costs it has incurred on a property is dependent upon the Company being able to identify the ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or be able to realize the costs incurred on a subsequent disposition of the property.

Plan Of Operations

Source of Funds for Fiscal 2003/2004

The Company’s primary source of funds since incorporation has been through the issuance of common shares and Special Warrants.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Jacobina project resumes production.  During the Nine Months Ended 5/31/2003: the Company issued 114,290 common shares for gross proceeds of $13,714 from the exercise of stock options; 120,000 common shares for gross proceeds of $60,000 from the conversion of 120,000 warrants, where one whole warrants was exercisable into common shares at $0.50 per share until 8/28/2004; the Company completed a private placement of 4.7 million common shares and an attached one-half warrant for gross proceeds of $4.7 million; and 5,000,000 common shares were issued from the conversion of 5 million special warrants issued in earlier periods.

The Company had a working capital balance of $1,760,482 at 8/31/2002 and $3,603,024 at 5/31/2003.  The Company had $1,735,139 in cash and cash equivalents at 8/31/2002 and $3,565,282 at 5/31/2003.  Since 5/31/2003, the Company has raised $16 million in additional equity offerings.  The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 9/23/2003 were preliminary.

Use of Funds for Fiscal 2003/2004

During Fiscal 2003 and Fiscal 2004, respectively, the Company estimates that it might expend $2 million and $2.5 million on general/administrative expenses.  During Fiscal 2003 and Fiscal 2004, respectively, the Company estimates that it might expend $2.4 million and $7 million on property acquisition/exploration expenses.  These estimates are contingent upon many factors, including the whether the Company is successful in acquiring the remaining 49% interest in the Jacobina property.

Anticipated Changes to Facilities/Employees

The Company anticipates it will earn its initial 51% interest in the Jacobina property in late 2003 or early 2004 upon the completion of the phase II exploration program.  The Company will continue to focus its efforts on the exploration of the Jacobina property.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years

At 5/31/2003, 8/31/2002 and 8/31/2001:

 $1,606,729, $35,836, and $nil of the assets were located in Brazil;

 $nil, $nil, and $23,249 of the assets were located in Mexico; and

 the remainder is located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration and/or production activities require permits from Brazilian governmental authorities as opposed to various Canadian Federal and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

The Company was incorporated by registration of our Memorandum and Articles under the Company Act (British Columbia) on 5/21/1980 under the name “Fredonia Oil & Gas Ltd.”  On 8/20/1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., consolidated its common shares on a 1-for-4 basis and altered its post consolidation capital to consist of 10,000,000 common shares without par value.  On 2/20/1986, the Company changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia.  On 3/11/1991, the Company changed its name to Yellow Point Mining Corp., consolidated its common shares on a 1-for-6 basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value.  On 8/26/1994, the Company changed its name to Desert Sun Mining Corp., consolidated its common shares on a 1-for-5 basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value.  On 5/9/1996, the Company subdivided its 25,000,000 common shares without par value into 50,000,000 common shares without par value, each share being subdivided into 2 shares and altered it authorized capital to consist of 50,000,000 common shares without par value.  On 5/19/2000, Desert Sun reduced its authorized share capital to 49,978,344 common shares without par value.  During the first quarter of the 2003 financial year, Desert Sun adjusted the number of common shares outstanding, decreasing such number by 66.  On 3/20/2003, the Company filed Articles of Continuance pursuant to section 187 of the Canada Business Corporation’s Act (“CBCA”) to continue the company from British Columbia under the provisions of the CBCA.  Also on 3/20/2003, Desert Sun amended its Articles to increase its authorized share capital to an unlimited number of common shares without par value.

The Company has two wholly owned subsidiaries: Desert Sun de Mexico S.R.L. de C.V. incorporated in Mexico (inactive); and DSM Participacoes Ltd., incorporated in Brazil.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in shared, rented premises of approximately 2,031 sq. ft. at 65 Queen Street West, Suite 810, Toronto, Ontario, Canada  M5H 2M5.  The Company began occupying these facilities in 7/1/2002.  Monthly rent is $6,979.

Jacobina Property

The Jacobina property is located in the state of Bahia, in northeastern Brazil, approximately 340km northwest of the city of Salvador.  Salvador, the state capital of Bahia, has a population of 2.5 million.

Acquisition Details

On 1/8/2002, the Company entered into a letter of intent with Valencia Ventures Inc. (formerly William Multi-Tech Inc.) whereby Valencia agreed to option its Jacobina paleoplacer gold property in Brazil to the Company.  On 5/1/2002, the Company entered into a revised agreement with Valencia, whereby Valencia granted to the Company the option to earn a 51% interest in Valencia’s wholly owned subsidiary, Jacobina Mineracao e Comercia S.A.(“JMC”), which owned the mineral rights, mines and a 4,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil.  The total land position involved was approximately 64 kilometers long and two to four kilometers wide.  To earn the 51% interest in JMC, the Company was required to spend US$2,000,000.  In the event that the Company failed to spend the US$2,000,000 on the property, its earned interest would be calculated and based on the following guidelines:

Less than US$500,000: 0%

Between US$500,000 and US$2,000,000: the Company’s interest will be prorated from 10% to 51%, based on funds spent.

After the interest in JMC has been earned, the Company wwould have the option of putting the property back into production and/or conducting further exploration, which would be funded on a 51/49 Joint Venture basis by the Company and Valencia.  The Company would be the operator.  Valencia would have the right to dilute its interest to a 20% carried net profits interest if the Company can finance the project and Valencia decides not to match its contribution.  The Company agreed to pay Valencia Ventures Inc. a non-refundable deposit of $20,000 upon the closing of this transaction.

On 8/1/2002, the Company entered into an agreement with Rockwater Capital Corporation (TSX:RCC) whereby an outstanding 1.7% Net Smelter Return royalty covering the entire Bahia Gold Belt, which hosts the Jacobina mine, has been cancelled.  The Company paid $200,000 to buy back this royalty; the purchase price will be allocated towards the Company’s earn-in on the property.

On 9/20/2002, the Company entered into a Memorandum of Understanding, whereby the Company can acquire the remaining 49% interest of the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the Memorandum of Understanding and a further $5 million in cash or shares within 90 days of earning the initial 51% interest; of which up to $2,500,000 can be satisfied, at the option of Valencia, in equivalent value of shares in the Company.

Property Description

The property is comprised of 5,996.32 hectares of mining concessions, 63,734.19 hectares of granted exploration concessions and 33,722.39 hectares of filed exploration claims.  The Jacobina property forms a contiguous elongated rectangle extending 120 kilometers in a north-south direction, and varying from 2.5-4km in width.  This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property’s north-south axis.

Location and Access

Salvador, located 340km southeast from the property, is a key commercial center in Brazil and is serviced by an international airport with numerous daily flights, as well as by a large port facility.  It is one of the oldest cities in the country and, until about two centuries ago, was the capital.  Access to the property from Salvador is via paved secondary highway up to the town of Jacobina, and by a well-maintained gravel road from the town to the mine site.  Travel times are typically 4-5 hours, from the mine to Salvador and less than 30 minutes from the mine to Jacobina.

The town was founded in 1722 and is a regional agricultural center with a reported population varying between 52,000 and 95,000, depending on the source of data.  It provides all the accommodation, shopping and social amenities necessary for the mine’s labor force.  Electrical, telephone and Internet service is available in Jacobina.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills.  Average annual precipitation is 84cm with the May-October periods being somewhat drier than the rest of the year.  Temperatures vary little throughout the year.  July is the coldest month with average daytime highs of 26 degrees Celsius and nightly lows of 17 degrees Celsius.  February is the warmest month with average daily highs of 32 degrees Celsius and nightly lows of 20 degrees Celsius.

The Jacobina mine itself is located within the heart of the Serra do Jacobina mountain chain, a local exception to the regional topography.  The mountains exist due to resistant weathering of the quartzite and quartz pebble conglomerate of the Serra do Corrego Formation from which they are formed and which have been thrust faulted to surface at this location.  The mountains have resulted in a local microclimate of highly variable but somewhat greater rainfall amounts than the surrounding region.

Previous Work

The Serra do Jacobina Mountains have been mined for gold since the late 17th century.  Numerous old workings from artisan miners can be seen along a 15km strike length, following the ridges of the mountain chain.  The old working activity, on a small scale, has taken place sporadically up to the present day mining mostly weathered ore.

The modern history of the Jacobina mining camp began in the early 1970s with extensive geological study and exploration carried out by Anglo American.  This work, which was carried out from 1973-1978, provided for the basis for a feasibility study in 1979-80.  The feasibility study recommended that a mine be developed at Itapicuru with an initial plant capacity of 20,000 tonnes per month (“t/m”) capacity.  Development of the Itapicuru mine to access the Main Reef commenced in October 1980.  The processing plant was commissioned in November 1982.  In 1983, the first full year of production, production was 242,550t with a recovered grade of 4.88g/t Au yielding 38,055 ounces of gold.

From 1983-1998 JMC processed 6.8 million tonnes of ore at a recovered grade of 2.76 g/t Au to produce over 600,000 ounces of gold.  The bulk of production came from the Itapicuru and Joao Belo areas.  Joao Belo production during 1989-1993 was predominantly from open pit reserves whereas Itapicuru and post 1993 Joao Belo production has been from underground.

Figure No. 1

Jacobina Property

Location Map

The Jacobina property forms a contiguous elongated rectangle extending 120 kilometers in a north south direction, and varying from 2.5 to 4km in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north south axis.

JACOBINA LOCATION MAP

PERNAMBUCO
BAHIA
Alagoas
Sergipe
São Francisco River
Maceió
Aracajú
ATLANTIC
OCEAN
N
10°
JMC Mine
Property
Jacobina
Feira de
Santana
Salvador
0
200
km
ATLANTIC
OCEAN
BRAZIL
Salvador
Rio de Janeiro
PACIFIC
OCEAN
DESERT SUN MINING CORP.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Nine Months Ended 5/31/2003, and 5/31/2002, and the fiscal years ended 8/31/2002, 8/31/2001, and 8/31/2000 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During Fiscal 2002, the Company entered into an agreement with Valencia Ventures Inc. in terms of which it is currently spending US$2 million to earn an initial 51% interest and the operator-ship of the Jacobina Mine Property.  The Company has also entered into an option agreement with Valencia that gives the Company the right to acquire the remaining 49% of the Jacobina Mine Property, in exchange for a payment of $5 million in cash and/or stock within 90 days of completing the US$2 million expenditure to secure the initial 51% interest.

With the price of precious metals rising since November 2001, management has accelerated its activities regarding the Jacobina Mine Property.  Management instructed SNC-Lavalin, Dynatec Corporation and Micon International to expand the scope of a pre-feasibility study at the Company’s Jacobina mine to a feasibility study.  Completion of the feasibility study in August 2003, has meant that the Company is in a position to make a production decision and to start mine re-development and construction by early next year.

Results of Operations

Nine-Months Ended 5/31/2003 vs. Nine Months Ended 5/31/2002

Total expenses were $1,655,919 for the Nine Months Ended 5/31/2003, a significant increase from $21,679 for the same period last year.  Corporate activity increased during the nine months this year with substantial activity at the Joacobina Mine Property.

Administrative services/consulting expenses were the largest category at $526,695 versus $400 last year; stock-based compensation awards to non-employees were calculated at $367,125; investor relations/shareholder information expenses were $291,105; travel/promotion expenses were $211,748, and office/miscellaneous expenses were $181,714.

The total investment in the Jacobina property as at 5/31/2003 was $1,606,729 (US$1.1 million) as part of the Company’s requirement to invest US$2 million prior to 12/31/2004 to earn a 51% interest in the Jacobina property and was comprised of:

      Acquisition costs (options payments)                 $125,000

      Camp accommodation and travel                         134,962

      Geological and geophysical                          1,177,168

      Office and administration                             169,599

                                                         $1,606,729

Net Income (Loss) was ($1,616,780) and ($21,679) for the Nine Months Ended 5/31/2003 and Nine Months Ended 5/31/2002, respectively.  Net Loss per Share was ($0.07) and ($0.00), respectively.  The weighted average number of shares in the recent period increased to 23.5 million from 15.5 million.

Fiscal 2002 Ended 8/31/2002 vs. Fiscal 2001/Fiscal 2000

The Company was relatively inactive during Fiscal 2002/2001/2000 until May 2002 when the Company signed its first Jacobina Mine Property option agreement.  There was no operating revenue during these periods.  Expenses were $225,620, $66,587, and $85,227, for Fiscal 2002/2001/2000, respectively.  The increase in expenses occurred primarily in the fourth quarter as the Company’s activities and management were reconstructed, and the Jacobina property option acquired.

For the year ended 8/31/2002, the Company invested $35,836 in mineral properties, all of it relating to the Jacobina property.  The Company write-off its investment in mineral properties relating to the Tubutama Borate project in Mexico, incurring a non-cash charge of $23,249 during the year.

Net (Loss) was ($125,421), ($38,569), and ($68,822) for Fiscal 2002/2001/2000, respectively.  Net Loss per Share was ($0.01), ($0.00), and ($0.01) for the Fiscal 2002/2001/2000, respectively.

Liquidity and Capital Resources

During Fiscal 2002, 789,290 stock options were exercised, raising $94,715.

In May 2002, the Company completed a private placement of 500,000 units at $0.20 per unit, each unit consisted of one common share and a warrant entitling the holder to acquire an additional share at $0.25 until 4/17/2003 and at $0.28 until 4/17/2004.

In August 2002, the Company issued five million Special Warrants through private placement for gross proceeds of $2,000,000.  Each Special Warrant was convertible, for no additional consideration, into one common share of the Company and $0.60 of a non-transferable common share purchase warrant which entitled the holder of each full purchase warrant to acquire one additional common share of the Company of $0.50 prior to 8/3/2004.  In September 2002, the Special Warrants were converted to common shares.

In September 2002, 120,000 warrants were exercised, raising $60,000.

In November 2002, 114,290 stock options were exercised, raising $13,714.

In February 2003, the Company completed a private placement of 4,701,065 units at $1.00 per unit, raising $4.7 million; each unit consisted of one common share and half a warrant, with one full warrant can be exercised at $1.25 per share until 8/28/2003.

In July 2003, the Company raised $368,250 from the exercise of stock options and share purchase warrants.

In July 2003, the Company completed a private placement of 4,545,455 units at $1.10 per unit, raising approximately $5 million.

In August 2003, the Company raised $150,000 from the exercise of share purchase warrants.

In September 2003, the Company completed a private placement of 8,115,000 common shares at $1.38 per share, raising approximately $11.2 million.

Management believes it has sufficient capital to fund planned operations during Fiscal 2004.

Nine Months Ended 5/31/2003

The Company had working capital of $3,603,024 on 5/31/2003, sufficient to temporarily fund operations.  Cash Used in the Nine Months Ended 5/31/2003 Operating Activities totaled ($1,258,283) including the ($1,616,780) Net Loss.  Significant adjustments included $367,125 in non-cash compensation expenses and ($12,339) in net changes in non-cash working capital items.  Cash Used in the Nine Months Ended 5/31/2003 Investing Activities was ($1,593,821), predominately on the Jacobina Mine Property.  Cash Raised in Nine Months Ended 5/31/2003 Financing Activities was $$4,682,247 from aforementioned equity issuances.

Fiscal 2002 Ended 8/31/2002 and Fiscal 2001

The Company had working capital of $1,760,482  on 8/31/2002.

The Company had working capital of  ($175,096) on 8/31/2001.

The Company had working capital of  ($133,922) on 8/31/2000.

Cash Used by Fiscal 2002 Operating Activities totaled ($296,208) including the ($125,421) Net Loss; significant adjustments included ($100,199) in debt forgiveness related to old liabilities from prior business for which no claim was being made, $23,249 write-off of mineral property, and ($100,233) in net changes in non-cash working capital items.  Cash Used in Fiscal 2002 Investing Activities was ($35,836) on the Jacobina Mine Property.  Cash Provided by Fiscal 2002 Financing Activities was $2,067,190, primarily from the issuance of 5,000,000 Special Warrants.

Cash Used by Fiscal 2001 Operating Activities totaled ($4,967) including the ($38,569) Net Loss; significant adjustments included ($28,018) in debt forgiveness related to old liabilities from prior business for which no claim was being made and $60,021 in net changes in non-cash working capital items.  Cash Used in Fiscal 2001 Investing Activities was ($4,204).  Cash Provided by Fiscal 2001 Financing Activities was $nil.

As the Company had not begun production on any of its properties, the Company does not have any cash flow from operations.  The Company receives cash for use in operations from issuing common shares and sales of selected assets

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include the expensing of mineral property acquisition/exploration costs until a property has demonstrated proven reserves and production is anticipated.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

August 31, 2003

______________________________________________________________________________

______________________________________________________________________________

                                                                       Date of

                                                                         First

                                                                   Election or

Name                          Position                   Age       Appointment

------------------------------------------------------------------------------

Stan Bharti (2)               President/Director          51     February 2002

Peter Bojtos (1)              Director                    54         June 2002

Mark Brennan (3)              VP of Business Development  40       August 2002

Kam Gill (4)                  Corporate Secretary         34         July 2002

Kurt Menchen (5)              VP of Operations            53     February 2003

Gerald P. McCarvill (1) (6)   Chairman/Director           57         July 2002

Nancy McInerney-Lancombe (1)  Director                    50         July 2003

Dr. William Pearson (7)       VP of Exploration/Director  51       August 2002

Kenneth Taylor (1)            Director                    69    September 2002

Stephen Woodhead (8)          Chief Financial Officer     37          May 2003

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends about  70% of his time on the affairs of the Company.

(3)  He spends about  50% of his time on the affairs of the Company.

(4)  He spends about  75% of his time on the affairs of the Company.

(5)  He spends about 100% of his time on the affairs of the Company.

(6)  He spends about  60% of his time on the affairs of the Company.

(7)  He spends about  80% of his time on the affairs of the Company.

(8)  He spends about  50% of his time on the affairs of the Company.

______________________________________________________________________________

______________________________________________________________________________

Stan Bharti, President and Director of the Company, M. Sc., DIC, P. Eng., C. Eng., brings 25 years experience in the mining, financial and public markets. Mr. Bharti obtained his first degree in Mining Engineering from Moscow, USSR in 1974 and a Master's from the University of London (Royal School of Mines) in 1976. He was also awarded the Diploma for Imperial College (DIC) in 1976.  Over the last 25 years, Mr. Bharti has worked in increasingly senior positions in the mining industry with Anglo American in Zambia, Outokumpu Oy in Finland and Falconbridge in Sudbury, Ontario. Mr. Bharti was the co-founder of one of the largest consulting and contracting firms in Canada (BLM Service Group of Companies).  In 1994, Mr. Bharti took over William Resources, a junior company with a market capitalization of about $8 million and developed it into an intermediate gold producer listed on the TSX and part of the TSE 300 Index within 2 years with an adjusted market cap of over $400 million. With the down turn in gold prices, Mr. Bharti successfully restructured the firm before joining Desert Sun Mining as President in 2002.  Mr. Bharti is the author of several publications and was appointed in 1986 by the Ontario Government to the Stephenson Commission, designated to examine safety in mines. He is member of the Professional Engineers of Ontario and is a Chartered Engineer in the European Union. He is on the Board of several public companies and is a recognized technical and financial consultant.  Mr. Bharti is involved with the following public companies: Valencia Ventures Inc. from June 1994 to present and Admiral Bay Resource Inc. from January 2003 to present.

Peter Bojtos, Director of the Company, graduated from the University of Leicester, England following which he worked at mines in West Africa, the United States and Canada.  For the past 6 years Mr. Bojtos had been an independent director of several mining and exploration companies including Valencia Ventures Inc. Sahelian Goldfields Inc., ECU Silver Mining Inc., Brimin Goldfields Inc., Queenstate Resources Ltd. Vaaldiam Resources ltd. and Asian Mineral Resources Ltd.  Over his career he had visited and evaluated properties in 80 countries and had been involved with operations in 30 of them.  He had carried out 17 significant corporate acquisitions, mergers or sales that involved 24 mines and he was the regional exploration manager at Kerr Addison at the time of the staking and subsequent discovery of what eventually became Inmet’s Troilus gold-copper mine in Quebec.  Mr. Bojtos had participated in the development, building or re-opening of 19 mines and had a hand in the operation of 24 producing mines.  Mr. Bojtos is involved with the following public companies: Vaaldiam Resources Ltd. from April 1994 to present, Fischer-Watt Gold Inc. from April 1996 to present, Link Mineral Ventures Ltd. from May 1996 to present, Sabelian Goldfields Inc. from September 1996 to present, Birim Goldfields Inc. from January 2000 to present, Asian Mineral Resources Ltd. from April 2000 to present, Queenstake Resources Ltd. from June 2000 to present, LMX Resources Ltd from February 2002 to present, Kalimantan Gold Corporation Limited from June 2002 to present, Gossan Resources Limited from July 2002 to present, Tournigan Gold Corp. from September 2002 to present, and GMD Resource Corp. from January 2003 to present.

Mark Brennan, Vice-President of Business Development of the Company, has been an active participant in the investment community in North America and Europe for over 15 years. Mr. Brennan has extensive experience in the areas of Institutional Sales, Trading, Corporate Finance, Corporate Advisory and marketing services. Previously, Mr. Brennan was a financial Investor Relations consultant to a number of private and publicly traded companies in the entertainment, technology and biotechnology segments and held Institutional Sales positions at First Marathon UK Ltd. and Richardson Greenshields. Mr. Brennan holds a Bachelor of Arts (Economics) degree from the University of King's College.  Mr. Brennan is involved with the following public companies: GT Data from September 2002 to present and Vision SCMS Inc. from March 2002 to present.

Kam Gill, Corporate Secretary of the Company, has over 14 years experience in the financial and mining industries.  Ms. Gill has previously served as a director and an officer of two TSX Venture Exchange listed companies.

Kurt Menchen, Vice-President of Operations of the Company, is a mining engineer with over 25 years experience in the development and operations of gold and diamond mines.  He graduated in 1975 from Federal University of Rio Grande do Sul in Brazil and helped explore and develop the Jacobina Prospect for Anglo American in 1976 – 1977.  In 1978 and 1979, he was seconded to Anglo’s diamond operations in Angola where he acted as Mine Superintendent and Planning Officer.  Mr. Menchen returned to Brazil in 1980 to join the Anglo American team as General Manager to open up the Jacobina Mine, initially as a 25000 TPM operation.  He participated in the expansion to 75000 TPM of the plant and mine (both underground and open pit).  In 1995 he left Anglo to pursue other business interests in Brazil.  In 1998, he joined William Resources (now Valencia Ventures Inc.) as Mine Manager on the same property and later in 1998 acted as General Manager until the mine closed, at which time he supervised the mine closure as well as the ongoing care and maintenance.  In July 2001, he joined DSM as Exploration Manager in Brazil.

Gerald P. McCarvill, Chairman and Director of the Company, has had a distinguished career that includes the founding of several successful Toronto Stock Exchange listed companies in the mining, oil & gas and financial sectors.  As well, Mr. McCarvill was a partner at Wood Gundy Inc. and served on the executive committee.  He was also the founder of Hyperior Financial, a successful mutual fund company that was sold to CIBC.  More recently, Mr. McCarvill was CEO of McCarvill Corporation, a diversified financial services company and previously was CEO of Repadre Capital Corporation, a mining royalty company.  He also is a director of RTO Enterprises Inc, since June 1997, a company involved in renting, with or without an option to purchase, brand name home entertainment products, appliances and household furniture across Canada and publicly-traded on the TSX Venture Exchange.

Nancy McInerney-Lacombe, Director of the Company, has more than 30 years of domestic and international experience in the financial sector.  Her career has spanned three key areas of the sector including: banking, banking regulation and financial sector restructuring in the developing world.  Ms McInerney-Lacombe’s previous roles included Senior Vice President, Royal Bank of Canada; Director, Deposit Taking Institutions, The Office of the Superintendent of Financial Institutions; Financial Sector Specialist for the World Bank and consultant to the Central Bank of Trinidad & Tobago.  As a result of her background and experience, particularly on the regulatory side, Ms. McInerney-Lacombe brings a strong shareholder orientation to the role as well as strong financial management skills.  In addition, her educational background includes an MBA from The University of Western Ontario, Richard Ivy School of Business (1980).

Dr. William Pearson, Vice-President of Exploration and Director of the Company, is an Economic Geologist with over 29 years experience in the national and international mining industry.  He received a B.Sc. in Geology Honors in 1974 from UBC and M.Sc. and Ph.D. Degrees in 1977 and 1980 respectively, from Queen’s University.  Dr. Pearson has been involved in all phases of exploration from grass roots through to advanced exploration and mine development for precious metals, base metals and industrial minerals in a wide variety of geological environments.  Over his career he has been a consultant to, an officer of, and a director of a number of junior mining companies and had authored numerous technical reports for financings, due diligence reviews, acquisitions and pre-feasibility and feasibility studies.  Projects have been completed across Canada and in thirteen countries in South America, Europe, Australia and Africa.

Kenneth Taylor, Director of the Company, has had a career with the Canadian Government.  He holds a number of directorships of Canadian companies and was recently appointed a Director of Hydro One, Ontario’s premiere power facility.  An Officer of the Order of Canada, Mr. Taylor also received The United States Congressional Gold Medal.  He has been a director of Rockwater Capital Corp. since 2002, a company involved in financial services of investment companies and funds, Devine Entertainment Corp. since 1994, a company involved in film production, Taylor Gas Liquids Fund since 1996, a company involved in the production of natural gas liquids, all publicly-traded on the Toronto Stock Exchange.  Mr. Taylor is involved in with the following public companies: Rockwater Capital 2002 to present, Security Biometrics Inc. 2002 to present, Taylor Gas Liquids Fund 1996 to present, Devine Entertainment 1994 to present.

Stephen Woodhead, Chief Financial Officer of the Company, is a senior financial executive with over a decade of experience in the natural resource and public finance sectors. He holds a Bachelor of Commerce from the University of Cape Town, South Africa and is a member of the South African Institute of Chartered Accountants. Previously, he worked for the Department of Finance in South Africa and as the corporate financial manager for Trans Hex Group Limited, a South African diamond producer listed on the Johannesburg Stock Exchange.  Mr. Woodhead relocated from Cape Town to Toronto in 1997 to establish and manage the Canadian corporate headquarters of their public (Toronto Stock Exchange) exploration subsidiary, Trans Hex International Ltd. He is presently the Chief Financial Officer and Corporate Secretary for Tsodilo Resources Limited (formerly Trans Hex International), an international diamond exploration company since June 2002 and Chief Financial Officer and director for Admiral Bay Resources Inc. since May 2003.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Written Consulting Agreements:

Stan Bharti, Mark Brennan, Kurt Menchen, Gerald McCarvill, William Pearson, and Stephen Woodhead are compensated pursuant to written agreements.  Refer to Exhibits for additional details.

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2002 ended 8/31/2002 was $20,000, paid to Stan Bharti, President; also, 650,000 stock options were granted to Mr. Bharti during Fiscal 2002.  In addition, Thomas Tough, President until 2/28/2002, exercised 64,290 stock options, with a net market value of $7,115.

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  2,162,664 stock options were granted or exercised during Fiscal 2002.  Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Peter Bojtos, Nancy McInerney-Lacombe, and Kenneth Taylor.  The Audit Committee met three times during Fiscal 2003.

Effective 7/2/2003, the Company created three additional committees: Corporate Governance Committee; Nominating Committee; and Compensation Committee. The members of the corporate governance committee are Peter Bojtos, Nancy McInerney-Lacombe, and Kenneth Taylor.  The members of the nominating committee are Gerald McCarvill, Peter Bojtos and Kenneth Taylor.  The members of the compensation committee are Kenneth Taylor, Gerald McCarvill and Nancy McInerney-Lacombe.  A committee of independent persons advises the board of Desert Sun; the members of the advisory committee are William Clarke, Richard Garnett, Charles Thorman, and David Williamson.

6.D.  Employees

As of 8/31/2003, the Company had zero employees only independent contractors; including the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 8/31/2003, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  Table No. 7 also includes data on The Prudent Bear Fund, the only other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities.  Refer to Table No. 8 for additional information.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                             Amount and Nature    Percent

  of                                                  of Beneficial         of

Class    Name of Beneficial Owner                         Ownership    Class #

------------------------------------------------------------------------------

Common   The Prudent Bear Fund (1)                        3,850,000      11.3%

Common   Stan Bharti (2)                                  2,106,666       6.3%

Common   Gerald McCarvill (3)                             1,534,333       4.6%

Common   Peter Bojtos (4)                                   296,666       0.9%

Common   William Pearson (5)                                273,333       0.8%

Common   Kurt Menchen (6)                                   173,333       0.5%

Common   Nancy McInerney-Lacombe (7)                        100,000       0.3%

Common   Stephen Woodhead (7)                               100,000       0.3%

Common   Kam Gill (8)                                        93,333       0.3%

Common   Kenneth Taylor (9)                                  43,333       0.1%

Common   Mark Brennan (10)                                   21,000      <0.1%

Total Directors/Management/5% Holders                     8,491,997      25.5%

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 (1)  1,350,000 represent share purchase warrants.

 (2)    700,000 controlled by Mr. Bharti’s family.

        346,666 represent currently exercisable stock options.

        300,000 represent currently exercisable warrants.

 (3)    623,333 represent currently exercisable stock options.

        125,000 represent currently exercisable warrants.

 (4)    186,666 represent currently exercisable stock options.

 (5)    273,333 represent currently exercisable stock options.

 (6)    173,333 represent currently exercisable stock options.

 (7)    100,000 represent currently exercisable stock options.

 (8)     83,333 represent currently exercisable stock options.

 (9)     43,333 represent currently exercisable stock options.

(10)     21,000 shares held indirectly by Linear Capital Corporation.

# Based on 32,868,484 shares outstanding as of 8/31/2003.

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Exchange and the Ontario Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the ”Plan”) on 2/12/2003.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Plan provides that stock options may be granted to service providers for the Company.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Company; (c) any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider”, “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee thereof, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 4,000,000.  The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over twelve months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.  Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.  In the event that

The shares are listed on the Toronto Stock Exchange, the price may be the market price less any discounts from the market price allowed by the Toronto Stock Exchange, subject to a minimum price of $0.10.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 8/31/2003, as well as the number of options granted to Directors and independent contractors.

Table No. 8

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                             Number of    CDN$

                                Common    Exer.               Grant    Expir’n

Name                            Shares    Price                Date       Date

------------------------------------------------------------------------------

Gerry McCarvill                450,000    $0.38           7/11/2002  7/11/2007

                               173,333    $1.00           2/04/2003  2/04/2008

Mark Brennan                   132,000    $0.40           8/16/2002  2/04/2007

                               132,000    $0.60           8/16/2002  2/04/2007

                               132,000    $0.80           8/16/2002  2/04/2007

Stan Bharti                    346,666    $1.00           2/04/2003  2/04/2008

William Pearson                100,000    $0.38           7/11/2002  7/11/2007

                               173,333    $1.00           2/04/2003  2/04/2008

Peter Bojtos                   100,000    $0.38           7/11/2002  7/11/2007

                                86,666    $1.00           2/04/2003  2/04/2008

Kurt Menchen                   173,333    $1.00           2/04/2003  2/04/2008

Nancy E. McInernery            100,000    $1.00           7/02/2003  7/02/2008

Stephen Woodhead               100,000    $1.00           4/23/2003  4/23/2008

Kam Gill                        40,000    $0.38           7/11/2002  7/11/2007

                                43,333    $1.00           2/04/2003  2/04/2008

Kenneth Taylor                  43,333    $1.00           2/04/2003  2/04/2008

Total Officers/Directors     2,325,997

Total Other                    707,500

Total                        3,033,497

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E, and Table No. 7 and Table No.8.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders.  Table No. 7 reflects the major shareholders’ direct/indirect holdings of common shares at 8/31/2003.  All three of the current 5% or greater shareholders acquired their holdings during Calendar 2002 or later.

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 8/31/2003, the Company’s shareholders’ list showed 32,868,484 common shares outstanding and 478 registered shareholders.  123 registered shareholders were resident in Canada holding 28,460,501 common shares; 351 registered shareholders were resident in the United States holding 4,327,966 common shares; and four registered shareholders were resident in three other countries holding 80,017 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 1000 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Shared Office

Desert Sun Mining Corp. rents its offices under its own name and shares the facilities with other private and public companies: Forbes & Manhattan, Inc., Valencia Ventures Inc., Crowflight Minerals Inc., and Admiral Bay Resources Inc.

Indirect Payments to Stan Bharti, President/Director

Pursuant to an administrative services agreement, effective June 2002, entered into between the Company and Forbes and Manhattan Inc. ("FMI"), a corporation controlled by Mr. Stan Bharti, fees in the amount of $22,500 were paid during the Fiscal 2002, in respect of office and other administrative services performed by FMI for the Company.

Indirect Payments to Former Officers/Directors

At 8/31/2001, the Company owed Thomas Tough, its President until February 2002, and a private company that he controls $50,457 (2000 - $21,288) for management fees, expense reimbursements and loans made to the Company.  The former President was paid or credited with $18,000 in management fees in Fiscal 2001 and $15,000 in Fiscal 2000.

At 8/31/2001, the Company owed a public company related by a common director (BPI Industries Inc.) Nil (2000 - $23,870) for rent and other expense reimbursements. During Fiscal 2001, the Company reached a settlement with this public company whereby the other Company agreed to forgive $26,018 in debt owing to it by the company for rent and other expenses, in consideration for the Company agreeing to not pursue certain other amounts owed to it by the related public company.  The Company had written these other advances off in a previous fiscal year, and accordingly recognized a gain on debt forgiveness of $26,018 in the Fiscal 2001 in connection with this balance.

At 8/31/2001, the Company owed Lucky Janda (a former director) and a private company that he controls $11,627 (2000 - $11,679) for loans and expense reimbursements.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of DeVisser Gray, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2002/2001/2000 Ended August 31st

Unaudited Financial Statements

  Nine Months Ended 5/31/2003 and 5/31/2002

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the Toronto Stock Exchange in Toronto, Ontario, Canada, under the symbol "DSM".  The initial public offering was effective on the TSX Venture Exchange in 8/26/1994 under a former name, "Fredonia Oil & Gas Ltd.", where it traded until 7/23/2003.  As of 6/9/2003, the Company’s common shares were listed on the Berlin Stock Exchange; the trading symbol for the common shares is DRT; trading activity has been limited with the closing price on 9/23/2003 equal to $1.00(Euro).

Table No. 9 lists the volume of trading and high, low and closing sales prices on the Toronto Stock Exchange (TSX Venture Exchange prior to 7/23/2003 and the Canadian Venture Exchange prior to 8/2/2002 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last six fiscal years.

Table No. 9

Toronto Stock Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

Period                                                        Canadian Dollars

Ended                                  Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

 8/31/2003                          2,830,200          $1.64   $1.25     $1.64

 7/31/2003                          5,042,500          $1.37   $0.98     $1.34

 6/30/2003                          1,832,884          $0.98   $0.83     $0.94

 5/31/2003                          1,805,429          $0.93   $0.79     $0.82

 4/30/2003                          1,216,538          $0.94   $0.78     $0.88

 3/31/2003                          1,305,880          $0.97   $0.77     $0.94

------------------------------------------------------------------------------

Quarterly

 8/31/2003                          9,705,584          $1.64   $0.83     $1.64

 5/31/2003                          4,327,847          $0.97   $0.77     $0.82

 2/28/2003                         14,185,566          $1.14   $0.48     $0.91

11/30/2002                          5,182,620          $0.61   $0.37     $0.54

 8/31/2002                          2,532,858          $0.54   $0.26     $0.37

 5/31/2002                          1,004,504          $0.60   $0.21     $0.52

 2/28/2001                            601,520          $0.46   $0.13     $0.38

11/30/2001                             48,000          $0.18   $0.11     $0.15

------------------------------------------------------------------------------

Yearly

 8/31/2003                         33,401,617          $1.64   $0.37     $1.64

 8/31/2002                          4,186,882          $0.60   $0.11     $0.37

 8/31/2001                            106,564          $0.25   $0.11     $0.12

 8/31/2000                            590,361          $0.29   $0.08     $0.15

 8/31/1999                          1,059,516          $0.45   $0.10     $0.25

 8/31/1998                          1,372,582          $0.90   $0.17     $0.17

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Equity Transfer Services Inc. (located at 120 Adelaide Street, Suite 420, Toronto, Ontario, M5H 4C3, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Canada Business Corporations Act .  Unless the Canada Business Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 10 lists, as of 8/31/2003, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. .  As of 8/31/2003, the Company was aware of 76 holders of its 7,629,171 share purchase warrants, 51 of whom were resident in Canada and 16 in the United States.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10

Share Purchase Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

              Number of    Number of

              Share        Share                                    Expiration

              Purchase     Purchase                                    Date of

Effective     Warrants     Warrants                                      Share

Date of       Originally   Still                                      Purchase

Issuance      Issued       Outstanding    Year #1 Year #2             Warrants

------------------------------------------------------------------------------

 5/17/2002       500,000       110,000      $0.25   $0.28            5/17/2004

 8/03/2002     3,000,000     2,580,000      $0.50                    8/03/2004

 2/18/2003     2,350,533     2,325,533      $1.25                    8/18/2004

 7/23/2003     2,272,728     2,272,728      $1.35                    7/23/2005

 7/23/2003       227,273       227,273      $1.10                    7/23/2005

 7/23/2003       113,637       113,637      $1.35                    7/23/2005

______________________________________________________________________________

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the Toronto Stock Exchange in Toronto, Ontario.

The common shares trade on the Berlin Stock Exchange, in Berlin, Germany.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 8/31/2002, 8/31/2001, and 8/31/2000, there are unlimited number of common shares without par value.  At these dates, there were 16,825,108, 15,535,818, and 12,991,818 common shares issued and outstanding, respectively.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

                                                        Number of      Capital

Date          Nature of Share Issuance                     Shares       Raised

------------------------------------------------------------------------------

Fiscal 2000:  Mineral Property acquisition          44,000 Shares       $8,360

              Special Warrants                   2,500,000 Shares     $262,500

Fiscal 2001:  Private Placement                    500,000 Shares     $100,000

Fiscal 2002:  Exercise of Stock Options            789,290 Shares      $94,715

              Special Warrants                   5,000,000 Warrants $1,872,475

Fiscal 2003:  Exercise of Stock Options            961,790 Shares     $272,765

              Private Placement                  4,701,065 Shares   $4,701,065

              Exercise of Warrants                 810,000 Shares     $319,200

              Private Placement                  4,545,455 Units    $5,000,000

Fiscal 2004-to-date: Private Placement           8,115,000 Shares  $11,198,700

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

10.B.2.  Directors

Disclosure of Interest of Directors/Officers, Section 15 the Articles

A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possessed any property, directly or indirectly, where a duty or interest might be created to conflict with his duty or interest as a Director, shall declare the nature and extent of his interest in the contract or transaction or of the conflict or potential conflict with his duty and interest as a Director in accordance with the provisions of the Act.

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.  This and the above mentioned shall not be applied in circumstances where a Director is, under the provisions of The Act, deemed not to be interested in a proposed contract or transaction.

A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for a period and on terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of The Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

Remuneration and Expenses of Directors, Section 12.2 and 15 the Articles

Subject to the articles or any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the Board may from time to time determine.  The remuneration may be in addition to any salary or other remuneration paid to any Officer or employee of the Company as such who is also a Director.  The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specifically occupied in or about the Company’s business, he may be paid a remuneration to be fixed by the Board, or, at the option of the Director, by the Company in general meeting, and the remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive.  The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who had held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any gratuity, pension or allowance.  Nothing herein contained shall preclude any director from serving the Company in any other capacity and receiving remuneration therefore.

Borrowing Power, Section 8 of the Articles

Without limiting the borrowing powers of the Company as set forth in the Act, but subject to the articles and any unanimous shareholders agreement, the Board may from time to time on behalf of the Company, without authorization of the shareholders:

a) borrow money upon the credit of the Company;

b) issue, reissue, sell or pledge bonds, debentures, notes or other similar obligations or guarantee of such an obligation of a body corporate, whether secured or unsecured;

c) to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Company to secure performance of any present or future indebtedness, Liability or obligation of any person, or otherwise; and

d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Nothing in this section limits or restricts the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

Director Retirement

Neither the Company’s memorandum/ articles/by-laws nor Canadian law requires retirement or non-retirement of directors under an age limit requirement.

Director Stock Ownership

Neither the Company’s memorandum/ articles/by-laws nor Canadian law requires share ownership by directors.

10.B.3.  Rights, Preferences, Restrictions of Common Shares

Dividends, Section 7.1-7.3 of the By-Laws

Subject to the Act and subject to it being established that the Company is or will be able to discharge its liabilities when due and that the realizable value of its assets will not be less than the aggregate of its liabilities and of its stated capital, the Directors may declare and pay dividends to the shareholders according to their respective rights and interests in the Company.  The Directors shall not be compelled to make any distribution of the profits of the Company; thus they may create a reserve fund for the payment of dividends or set aside such profits in whole or in part in order to keep them as a reserve fund of any kind.  Such dividends may be paid in specie, in property or by the issue of fully paid-up securities of the Company.

Unless the holder otherwise indicates, a dividend payable in specie shall be paid by check to the order of the registered holder of the securities of the class in respect of which a dividend has been declared and shall be delivered or mailed by prepaid ordinary mail to such registered holder to or at the address appearing at that time in the registers of the Company.  In the case of joint holders, unless such joint holders otherwise direct, the check shall be made payable to the order of all of such joint holders and be delivered or mailed to them to or at the address of one (1) of them appearing at that time in the registers of the Company.  The mailings of such checks as aforesaid, unless the same is not paid upon due presentation, shall satisfy all claims and discharge the Company of its liability for the dividend to the extent of the amount of the check.  In the event of non-receipt of the dividend check by the person to whim it was delivered or mailed as aforesaid, the Company shall issue to such person a replacement check for the same amount on such terms as determined by the directors.

The Directors, in their discretion, may apply, in whole or in part, any amount of dividend declared payable to a shareholder to set off any debt owned by the shareholder to the Company.

Voting Rights, Section 8.4-8.7 of the By-Laws

Subject to the provisions of the Act, at any meeting of the shareholders, every question shall, be decided by a show of hands unless a ballot thereon is required by the chairperson of the meeting or is demanded by any shareholder entitled to vote and present, or deemed to be present, in person or by proxy.  Upon a show of hands, every person who is entitled to vote shall have one vote.  Before or after a show of hands has been taken, upon any question, the chairperson may require, or any shareholder entitled to vote and present, or deemed to be present, in person or by proxy, may demand a ballot thereon.  Unless a ballot thereon is demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting is prima facie evidence of the fact, without proof of the number or proportion of the votes recorded in respect of the question.  A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

If a ballot is required, a ballot upon the question shall be taken in such a manner, as the chairperson of the meeting shall direct.  Upon a ballot, each shareholder who is present, or represented by proxy is entitled, in respect of the shares which the shareholder is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles in respect of those shares.

At any meeting of shareholders, every question shall, unless otherwise required by the Articles and Bylaws, be determined by a majority of the votes cast on the question.  In the case of an equality of votes at any meeting of shareholders either on a show of hands or on a poll, the chairperson of the meeting shall be entitled to a second or casting vote.

Neither the Company’s memorandum/articles/by-laws nor Canadian law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various “poison pill” measures precluding shareholders from realizing a potential premium over the market value of their shares.

Rights to Share in Profits

Rights in event of liquidation

Redemption Provisions

Sinking Fund Provisions

Liability to Further Capital Calls

Discriminatory Rights Against Significant Shareholders

The Company’s articles/by-laws do not address these issues.  Accordingly, Canadian law and any exchange upon which the common shares trade govern the shareholders’ rights regarding these issues.

10.B.4.  Modification of Rights of Shareholders

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Canada Business Corporations Act.  Unless the Canada Business Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

10.B.5.  Annual Meetings, Special Meetings, Section 9 of the Articles

Subject to Article 9.2 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more that 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors to determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors (unless the Company dispenses with such appointment in accordance with the Act) and for the transaction of such other business as may properly be brought before the meeting.

Meetings of the Board shall be held from time to time at such time and at such place as the Board, the chairperson of the board, the president or any two Directors may determine.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulation of the Company be entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

Shareholder meetings are called in accordance with the rules of the Canada Business Corporation Act by approval of the Board of Directors determining the time, date, and place of such meetings, which must be held in Canada.  The quorum for a meeting or continuance thereof is one member, or one proxy holder representing members, holding not less than one-twentieth of issued shares entitled to be voted that meeting.  If there is only one member of the Company, the quorum is one person present and being, or representing by proxy, such member.

10.B.6.  Limitations on Rights to Own Shares

The Company is unaware of any limitations on the rights to own securities, including those of non-resident or foreign shareholders.

10.B.7.  Change of Control of Company

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

10.B.8.  Disclosure of Share Ownership

Although not expressly enumerated in the Articles/By-Laws, pursuant to Canadian regulations, any shareholder who owns more than 10% of the Company’s common shares must disclose shareholder ownership.

10.C.  Material Contracts   --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-

Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 5/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Toronto Stock Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, an United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 8/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for each of the preceding three years was DeVisser Gray, Chartered Accountants, 905 West Pender Street, Suite 401, Vancouver, British Columbia, Canada  V6C 1L6.  They are members of the British Columbia Institute of Chartered Accountants.  Their audit report for Fiscal 2002/2001/2000 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display    --- No Disclosure Necessary ---

10.I.  Subsidiaries.  The Company has two wholly owned subsidiaries: Desert Sun de Mexico S.R.L. de C.V. incorporated in Mexico (inactive); and DSM Participacoes Ltd., incorporated in Brazil.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Registration Statement on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

ITEM 16A.  Audit Committee Financial Expert   ---Not Applicable ---

ITEM 16B.  Code of Ethics   ---Not Applicable ---

ITEM 16C.  Principal Accountant Fees and Services   ---Not Applicable ---

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

           --- Not Applicable ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of DeVisser Gray, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

 Auditor's Report, dated 11/19/2002

 Balance Sheets at 8/31/2002 and 8/31/2001

 Statements of Operations and Deficit

   for the years ended 8/31/2002, 8/31/2001, and 8/31/2000

 Statements of Cash Flows

   for the years ended 8/31/2002, 8/31/2001, and 8/31/2000

 Notes to Financial Statements

Unaudited Financial Statements

 Balance Sheets at 5/31/2003 and 5/31/2002

 Statements of Loss and Deficit

   for the Nine Months ended 5/31/2003 and 5/31/2002

Statements of Cash Flows

   for the Nine Months ended 5/31/2003 and 5/31/2002

Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                          Page

1. Articles of Incorporation/Bylaws as currently in effect:                75

1.1  Certificates of Incorporation, 1980 to 1994                           75

1.2  Articles, dated 1/03/2003                                             80

1.3  By-Laws, dated 1/03/2003                                              86

2.  Instruments defining the rights of holders of equity or

      debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

    a.  Stan Bharti Management Contract, dated 7/11/2002                   97

    b.  Mark Brennan Management Contract, dated 7/11/2002                  101

    c.  Gerald McCarvill Management Contract, dated 7/11/2002              105

    d.  Kurt Menchen Management Contract, dated 2/13/2003                  109

    e.  William Pearson Management Contract, dated 7/11/2003               113

    f.  Stephen Woodhead Management Contract, dated 4/28/2003              117

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                                                  121

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16: No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)

     --- No Disclosure Necessary ---

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code:

     --- No Disclosure Necessary ---

14.  Additional Exhibits:

     a.  Annual Information Form for Fiscal 2002, dated 1/3/2003           122

     b.  Notice/Information Circular/Proxy for AGM held 2/12/2003          158

     c.  2002 Stock Option Plan                                            195

     d.  Consent of Auditor, DeVisser Gray, dated 9/26/2003                200

Mining Glossary

Au: Gold

Breccia:

Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Deposit:

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

Geological resources:

Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore. Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known.  A geological resource is sometimes referred to as a "mineral resource".

Hectare:

A unit of area in the metric system equal to 100 ares, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. cCustomary measure.

Indicated resource:

That material for which tonnage and grade are computed partly from specific measurements, samples or production data and partly from projection for a reasonable distance on geological evidence and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.

Inferred resource:

That material for which quantitative estimates are based largely on broad knowledge of the geological character of the deposit and for which there are few, if any, samples or measurements and for which the estimates are based on an assumed continuity or repetition for which there are reasonable geological indications, which indications may include comparison with deposits of similar type and bodies that are completely concealed may be included if there is specific evidence of their presence.

JMC Jacobina Mineração e Comércio SA:

The Brazilian company that holds the claims for the Jacobina project.

Measured resource:

That material for which tonnage and grade are computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established and for which the computed tonnage and grade are judged to be accurate within stated limits.

Micon International Limited:

A geological consulting company that has reviewed information on the project.

Net profits royalty:

A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.

Net smelter return royalty:

A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

ore: A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

ounces/oz: Troy ounces.

oz/ton: Troy ounces per short ton.

Probable ore reserves:

That part of an indicated resource for which economic viability has been demonstrated at a confidence level which would justify a commitment to major expenditures.

Proven ore reserves:

That portion of a measured resource for which technical and economic factors have been established at a high confidence level. The term is generally restricted to that part of a reserve which is being developed or mined or for which there is a detailed mining plan.

Quartz:

The commonest mineral, silicon dioxide, occurring in crystals and grains.  The chief component of sand.

Stratigraphy:

The arrangement of rock strata, especially as to geographic position and chronological order of sequence.

ton: Short ton (2,000 pounds).

tonne: Metric tonne (1,000 kilograms).

DESERT SUN MINING CORP.

Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002

August 31, 2001

August 31, 2000

(Audited)

and

May 31, 2003

May 31, 2002

(Unaudited)

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Directors of Desert Sun Mining Corp.,

We have audited the consolidated balance sheets of Desert Sun Mining Corp. as at August 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended August 31, 2003.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the previous year.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

November 19, 2002

DESERT SUN MINING CORP.

Consolidated Balance Sheets

(Stated in Canadian dollars)

	May 31, (unaudited)		August 31,
	2003 $	2002 $	2002 $	2001 $
A S S E T S
Current Assets
Cash and cash equivalents	3,565,282	41,159	1,735,139	-
Accounts receivable	72,340	1,293	6,652	2,172
Prepaid expense	4,614	175	34,661	130
	3,642,236	42,627	1,776,452	2,302

Capital assets	19,157	5,437	-	6,396
Deferred costs (note 3)	1,606,729	48,249	35,836	23,249
	5,268,122	96,313	1,812,288	31,947

L I A B I L I T I E S
Current Liabilities
Bank indebtedness	-	-	-	7
Accounts payable and accrued liabilities	39,212	113,266	15,970	115,289
Due to related parties (note 4)	-	50,177	-	62,102
	39,212	163,443	15,970	177,398

S H A R E H O L D E R S’ E Q U I T Y (D E F I C I E N C Y)

Share capital (note 5)	13,687,304	7,037,867	7,132,582	6,937,867
Special warrants	-	-	1,872,475	-
Contributed surplus (note 8)	367,125	-	-	-
Deficit	(8,825,519)	(7,104,997)	(7,208,739)	(7,083,318)
Nature of operations (note 1)	5,228,910	(67,130)	1,796,318	(145,451)
	5,268,122	96,313	1,812,288	31,947

Approved on behalf of the Board of Directors:

Director	Director

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

	Nine Months Ended May 31, (unaudited)		Years Ended August 31,
	2003 $	2002 $	2002 $	2001 $	2000 $
Expenses
Amortization	3,771	959	959	1,599	1,999
Administrative services and consulting	526,695	400	26,735	-	-
Bank charges and interest	-	2,805	3,247	913	1,004
Compensation expense (note 8)	367,125	-	-	-	-
Foreign exchange	1,224	-	(1,095)	(23)	99
General Exploration Expenses	833	-	-	-	-
Investor relations and shareholders information	291,105	-	2,117	-	18
Management fees	-	-	33,000	18,000	15,000
Office and miscellaneous	181,714	3,388	22,122	10,019	16,001
Professional fees	56,767	3,449	28,307	17,312	45,211
Transfer agent and listing fees	16,161	5,930	15,440	18,288	5,895
Travel and promotion	211,748	4,748	68,516	586	-
Interest income	(40,363)	-	(2,414)	(107)	(3,465)
Deferred costs written-off	-	-	23,249	-	-
Capital assets written-off	-	-	5,437	-	-
Forgiveness of debts (notes 4 and 7)	-	-	(100,199)	(28,018)	(12,940)

Loss for the year	(1,616,780)	(21,679)	(125,421)	(38,569)	(68,822)
Deficit - beginning of period	(7,208,739)	(7,083,318)	(7,083,318)	(7,044,749)	(6,975,927)
Deficit - end of period	(8,825,519)	(7,104,997)	(7,208,739)	(7,083,318)	(7,044,749)

Loss per share (note 2)	$ (0.07)	$ (0.00)	$ (0.01)	$ (0.00)	$ (0.01)
Weighted average number of shares outstanding	23,501,682	15,535,818	15,780,313	13,801,166	13,002,646

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

	Nine Months Ended May 31, (unaudited)		Years Ended August 31,
	2003	2002	2002	2001	2000
Cash Provided By (Used In):	$	$	$	$	$

Operating Activities
Loss for the period	(1,616,780)	(21,679)	(125,421)	(38,569)	(68,822)
Items not affecting cash:	-	-
Forgiveness of debt (note 7)	-	-	(100,199)	(28,018)	(12,940)
Compensation expense	367,125	-
Amortization	3,771	959	959	1,599	1,999
Write-off of mineral property	-	-	23,249	-	-
Write-off of capital assets	-	-	5,437	-	-
	(1,245,884)	(20,720)	(195,975)	(64,988)	(79,763)
Net changes in non-cash working capital items	(12,339)	(13,114)	(100,233)	60,021	(141,618)
	(1,258,283)	(33,834)	(296,208)	(4,967)	(221,381)

Investing Activities
Deferred costs	(1,570,893)	(25,000)	(35,836)	(4,204)	(10,685)
Capital assets	(22,928)	-	-	-	-
	(1,593,821)	(25,000)	(35,836)	(4,204)	(10,685)

Financing Activities
Issuance of special warrants, net of issue costs	-	-	1,872,475	-	236,250
Issue of share capital	4,682,247	100,000	194,715	-	-
Funds held in trust	-	-	-	-	-
	4,682,247	100,000	2,067,190	-	236,250

Net cash provided (used) during the period	1,830,143	41,166	1,735,146	(9,171)	4,184
Cash (bank indebtedness) - beginning of period	1,735,139	(7)	(7)	9,164	4,980
Cash (bank indebtedness) - end of period	3,565,282	41,159	1,735,139	(7)	9,164

Supplemental Schedule of Non-Cash Investing and Financing Activities:
Shares issued for property interest acquisition	-	-	-	8,360	-
Shares issued for special warrants	-	-	-	236,250	-

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

May 31, 2003 and 2002 (unaudited)

1. NATURE OF OPERATIONS

The Company is incorporated in British Columbia and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs, and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. These activities are conducted primarily in Mexico and Argentina.

In order to meet future expenditures and cover administrative costs, the Company will need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.

The financial statements have been prepared assuming the Company will be able to continue to realize its assets and discharge its liabilities in the normal course of business. In the event the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain or complete the acquisition of its property interests. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company is unable to achieve profitable mining operations or obtain adequate financing.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 9, these principles differ in certain respects from principles and practices generally accepted in the United States.

Deferred Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned.  These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

May 31, 2003 and 2002 (unaudited)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

Capital Assets

Capital assets are recorded at cost and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software.  Leasehold improvements are amortized on a straight-line basis over 10 years.

Translation of Foreign Currency

The Canadian dollar is the functional currency of all of the Company’s operations which are classified as integrated for foreign currency translation purposes. Under this method translation gains or losses are included in the determination of net income or loss.

Monetary assets and liabilities of the Company’s integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date.  Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date.  Revenues and expenses, except depreciation which is translated at historical rates, are translated at the average exchange rates for the period.

Financial Instruments and Financial Risk

The Company’s financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.

Stock-based Compensation

The Company follows the intrinsic value method of accounting for stock options granted to directors and employees.  Under this method, no compensation expense is recorded when stock options are granted to directors and employees if the exercise price of the stock options granted are above the current market value of the underlying shares.  Any consideration paid by directors and employees on the exercise of stock options is credited to share capital.  The accounting for stock-based compensation to directors and employees as a compensation expense using the fair value method, is disclosed as pro-forma information.

The Company records stock options granted to consultants using the fair value method and records the expense in the period the options are vested.

The adoption of the accounting policy for stock-based compensation has been applied to all stock options granted subsequent to January 1, 2002.

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

May 31, 2003 and 2002 (unaudited)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases.  Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

Loss per Share

Loss per share is calculated using the weight-average number of common shares outstanding during the period. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

Environmental Expenditures

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  To date, the Company has incurred no environmental expenditures relating to the exploration of mineral properties.

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

May 31, 2003 and 2002 (unaudited)

3.  DEFERRED PROPERTY COSTS

	Balance August 31, 2000	Net Additions (write-offs)	Balance August 31, 2001	Net Additions (write-offs)	Balance May 31, 2002
	$	$	$	$	$
Tabutama Borate Project
Acquisition	10,685	12,420	23,105	-	23,105
Camp, accommodation and travel	-	144	144	-	144
	10,685	12,564	23,249	-	23,249
Jacobina Mine
Acquisition	-	-	-	25,000	25,000
Camp, accommodation and travel	-	-	-	-	-
Geological and geophysical	-	-	-	-	-
Office and administration	-	-	-	-	-
	-	-	-	25,000	25,000
	10,685	12,564	23,249	25,000	48,249

	Balance May 31, 2002	Net Additions (write-offs)	Balance August 31, 2002	Net Additions (write-offs)	Balance May 31, 2003
	$	$	$	$	$
Tabutama Borate Project
Acquisition	23,105	(23,105)	-	-	-
Camp, accommodation and travel	144	(144)	-	-	-
	23,249	(23,249)	-	-	-
Jacobina Mine
Acquisition	25,000	-	25,000	100,000	125,000
Camp, accommodation and travel	-	1,677	1,677	133,285	134,962
Geological and geophysical	-	9,000	9,000	1,168,168	1,177,168
Office and administration	-	159	159	169,440	169,599
	25,000	10,836	35,836	1,570,893	1,606,729
	48,249	(12,413)	35,836	1,570,893	1,606,729

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

May 31, 2003 and 2002 (unaudited)

3.  DEFERRED PROPERTY COSTS (continued)

JACOBINA MINE

Bahia State

Brazil

The Company entered into an option agreement dated May 17, 2002 to acquire a 51% interest in the Jacobina Mine and related mineral concessions by agreeing to spend U.S. $2,000,000 on the properties prior to December 31, 2004.  The Company may withdraw from the option agreement at any time without penalty and may retain a proportionate interest in the property if the Company has spent in excess of $500,000 on the property.

On September 20, 2002, the Company entered into a Memorandum of Understanding (“MOU”), whereby the Company can acquire the remaining 49% interest of the mine by paying $100,000 upon execution of a formal agreement and a further $5,000,000 in cash within 90 days of earning the initial 51% interest, of which up to $2,500,000 can be in the equivalent value of shares in the Company.

TUBUTAMA BORATE PROJECT

Sonora

Mexico

The Company had entered into an option agreement to acquire up to an 80% interest  in this project by making cash payments of US$50,000 (US$5,000 paid), pay costs relating to the project up to a maximum of US$5,000 (US$4,187 paid), issue 120,000 shares (44,000 issued) and incur $250,000 in exploration expenditures to earn a 60% interest.  The Company could earn a further 20% interest by preparing a positive feasibility report on the project.

The Company terminated its interest in the agreement during the year ended August 31, 2002.

4.  RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. The year end balances referred to above are non-interest bearing, unsecured, and receivable or payable on demand and have arisen from the provision of services and expense reimbursements.

	Nine months ended May 31, (unaudited)		Year ended August 31,
	2003 $	2002 $	2002 $	2001 $	2002 $
Balance owing amount to related parties		50,177	-	62,102	-
Paid to related parties
Management fees (former director)	-	-	-	18,000	-
Expense reimbursements	-	-	11,399	-	-
Expense reimbursements (former director)	45,000	-	11,627	-	-
Management fees current and directors bonuses	366,656	-	81,068	-	-

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

May 31, 2003 and 2002 (unaudited)

5.  SHARE CAPITAL

a) Authorized - unlimited number of common shares without par value.

b) Issued

	Number of Shares	Amount $
Issued at August 31, 2000	12,991,818	6,693,257
Mineral property acquisition	44,000	8,360
Special warrants	2,500,000	(1) 236,250
Issued at August 31, 2001	15,535,818	6,937,867
Private placements	500,000	100,000
Issued at May 31, 2002	16,035,818	7,037,867
Exercise of stock options	789,290	94,715
Issued at August 31, 2002	16,825,108	7,132,582
Exercise of stock options	114,290	13,714
Private placement	4,701,131	4,508,533
Exercise of warrants	120,000	60,000
Conversion of Special Warrants	5,000,000	(2) 1,972,475
Issued at May 31, 2003 (unaudited)	26,760,529	13,687,304

(1) net of issue costs of $26,250
(2) $1,872,475 of this amount had been received prior to August 31, 2002

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

May 31, 2003 and 2002 (unaudited)

5.  SHARE CAPITAL (continued)

c)

Stock Options

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant to directors, officers, employees and consultants options to purchase up to 4,000,000 common shares of the Company of which up to 5% of the total number of issued and outstanding shares (on a non-diluted basis) in any 12 month periods may be reserved for issuance to any one individual.  Options granted under the Plan have a five-year term and are priced at the closing price of the Company’s common shares on the TSX Venture Exchange on the day immediately prior to the date of granting.  These options vest at varying dates.

Summary of stock option activity:

	August 31, 2000		August 31, 2001
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Opening balance - beginning of period	1,063,900	0.23	1,063,900	0.23
Granted	-	-	1,553,580	0.12
Exercised	-	-	-	-
Cancelled or expired	-	-	(1,063,900)	0.23
Options outstanding - end of period	1,063,900	0.23	1,553,580	0.12

	May 31, 2002 (unaudited)		August 31, 2002
Opening balance - beginning of period	1,553,580	0.12	1,553,580	0.12
Granted	-	-	1,695,000	0.34
Exercised	-	-	(789,290)	0.12
Cancelled or expired	-	-	(650,000)	0.12
Options outstanding - end of period	1,553,580	0.12	1,809,290	0.33

			May 31, 2003 (unaudited)
Opening balance - beginning of period			1,809,290	0.33
Granted			2,610,997	0.84
Exercised			(114,290)	0.12
Cancelled or expired			(500,000)	0.45
Options outstanding - end of period			3,880,997	0.66

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

May 31, 2003 and 2002 (unaudited)

5.  SHARE CAPITAL (continued)

c)

Stock Options (continued)

Exercise Price	Number Outstanding	Remaining Contractual Life (Years)	Number Exercisable
$
0.28	650,000	4.25	650,000
0.38	895,000	4.40	447,500
0.40	232,000	4.50	116,000
0.55	100,000	4.65	50,000
0.60	132,000	4.50	66,000
0.80	132,000	4.50	66,000
1.00	1,389,997	4.95	347,499
1.00	275,000	4.90	31,250
	3,805,997		1,774,249

d)  Share Purchase Warrants

	Number of Warrants	Exercise Price	Expiry Dates
		$
Balance - August 31, 2000 to August 31, 2002	2,500,000	0.14	May 5, 2002
Issued	500,000	0.20/0.28	April 17, 2004
Issued	2,880,000	0.50	August 3, 2004
Issued	2,350,000	1.25	August 28, 2004
Expired	(2,500,000)	0.14	May 5, 2002
Balance - August 31, 2002 to May 31, 2003	5,730,000

6.  INCOME TAXES

The Company has income tax losses carried-forward of approximately $4.0 million which are available to reduce future taxable income prior to August 31, 2009, and also has resource deductions available in the amount of approximately $313,000.  The potential future tax benefits of these losses and expenditures have not been recognized in the accounts of the Company as their future utilization cannot be considered likely.

7.  CONTINGENCY

At August 31, 2002, the Company wrote off an aggregate of $55,022 (2001 - $28,018) in accounts payable, representing old liabilities from prior businesses for which no claims are being made.  The Company has no assurances that claims will not be made in the future for these amounts.  If settlements are made for these amounts in the future, they will be recorded at that time.

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

May 31, 2003 and 2002 (unaudited)

8.  STOCK OPTION COMPENSATION ADJUSTMENT (unaudited)

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized.  Had stock-based compensation for 1,835,997 options granted to employees under the Plan since September 1, 2002 been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the Company’s pro-forma net loss and loss per share for the six months ended February 28, 2003 would have been as follows:

	Loss	Loss Per Share
	$	$
As reported	(1,616,780)	(0.07)
Pro-forma	(2,930,328)	(0.13)

The Company has applied the fair value method of accounting for stock-based compensation awards to non-employees and has recognized $367,125 as consulting expense and contributed surplus for the 525,000 options granted to non-employees during the nine months ended May 31, 2003.

The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate that ranges from 4.4% to 4.5% and an expected life of 5 years.

9. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (e) provide a summary of the pro-forma impact of U.S. accounting standards for mineral property costs on these financial statements.

	May 31, (unaudited)		August 31,
	2003	2002	2002	2001	2000
a)Assets	$	$	$	$	$
Deferred costs - Canadian GAAP	1,606,729	23,249	35,836	23,249	10,865
Less: exploration costs expensed under U.S. GAAP	(1,606,729)	(23,249)	(35,836)	(23,249)	(10,865)
Deferred property costs - U.S. GAAP	-	-	-	-	-

b)Operations
Net loss - Canadian GAAP	(1,616,780)	(21,679)	(125,421)	(38,569)	(68,822)
Exploration costs expensed under U.S. GAAP	(1,570,893)	(25,000)	(35,836)	(12,564)	(10,685)
Exploration costs written-off under Canadian GAAP	-	-	23,249	-	-
Net loss under U.S. GAAP	(3,187,673)	(46,679)	(138,008)	(51,133)	(79,507)

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

May 31, 2003 and 2002 (unaudited)

9. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	May 31, (unaudited)		August 31,
	2003	2002	2002	2001	2000
	$	$	$	$	$
c)Deficit
Closing deficit under Canadian GAAP	(8,825,519)	(7,104,997)	(7,208,739)	(7,083,318)	(7,044,749)
Adjustment to deficit for exploration expenditures deferred under Canadian GAAP	(1,570,893)	(25,000)	(12,587)	(12,564)	(10,685)
Closing deficit under U.S. GAAP	(10,396,412)	(7,129,997)	(7,221,326)	(7,095,882)	(7,055,434)

d)Cash Flows - Operating Activities
Cash from (applied to) operations under Canadian GAAP	(1,258,283)	(31,334)	(296,208)	(4,967)	(221,381)
Add: net loss following Canadian GAAP	1,616,780	21,679	125,421	38,569	68,822
Less: net loss following U.S. GAAP	(3,187,673)	(46,679)	(138,008)	(51,133)	(79,507)
Add: non-cash property expenditures expensed under U.S. GAAP	-	-	8,360	8,360	-
Net cash used in operating activities under U.S. GAAP	(2,829,176)	(56,334)	(308,795)	(9,171)	(232,066)

e)Cash Flows - Investing Activities
Cash applied to investing activities under Canadian GAAP	(1,593,821)	(25,000)	(35,836)	(4,204)	(10,685)
Adjustment for net property expenditures expensed under U.S. GAAP	1,570,893	25,000	35,836	4,204	10,685
Net cash investing activities under U.S. GAAP	(22,928)	-	-	-	-

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

May 31, 2003 and 2002 (unaudited)

9.  DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

f) Loss per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share.  Under U.S. GAAP, shares held in escrow and which are contingently issuable are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basis and diluted EPS for all entitles with complex capital structures including a reconciliation of each numerator and denominator.  Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year.  Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements.  SFAS 128 applies equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	May 31, (unaudited)		August 31,
	2003	2002	2002	2001	2000
	$	$	$	$	$
Numerator: Net loss for the period under U.S. GAAP (note 9b)	(3,187,673)	(46,679)	(138,008)	(51,133)	(79,507)
Denominator: Weighted-average number of shares under Canadian GAAP	23,501,682	15,535,818	15,780,313	13,801,166	13,002,648
Adjustment required under U.S GAAP	-	(546,238)	(546,238)	(546,238)	(546,238)
Weighted-average number of shares under U.S. GAAP	23,501,682	14,989,580	15,234,075	13,254,928	12,456,410
Basic and diluted loss per share under U.S. GAAP	(0.14)	(0.00)	(0.01)	(0.00)	(0.01)

10.  SEGMENTED INFORMATION

Geographic segmentation of the Company’s assets are as follows:

	May 31, (unaudited)		August 31,
	2003	2002	2002	2001
	$	$	$	$
Canada	3,661,393	48,064	1,776,452	8,698
Mexico	-	23,249	-	23,249
Brazil	1,606,729	25,000	35,836	-
	5,268,122	96,313	1,812,288	31,947

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

August 31, 2002, 2001 and 2000

May 31, 2003 and 2002 (unaudited)

11.  SUBSEQUENT EVENTS

Subsequent to May 31, 2003, the Company issued 12,660,455 shares for proceeds of $16,198,700 in two separate private placements (unaudited). An aggregate of 1,562,500 shares were also issued due to the exercise of various stock options and warrants for aggregate proceeds of $549,500 (unaudited).

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.

Registrant

Dated: September 26, 2003    By /s/ Stan Bharti____________________

                                Stan Bharti, President/CEO/Director

Dated: September 26, 2003    By /s/ Stephen Woodhead_______________

                                Stephen Woodhead, CFO